UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION

UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number: 1-31899

Whiting Petroleum Corporation

(Exact name of registrant as specified in its charter)

1700 Broadway, Suite 2300, Denver, Colorado 80290-2300      (303) 837-1661

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Preferred Share Purchase Rights (1)

(Title of each class of securities covered by this Form)

Common Stock, $0.001 par value

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐

Approximate number of holders of record as of the certification or notice date: None

Pursuant to the requirements of the Securities Exchange Act of 1934, Whiting Petroleum Corporation has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: March 8, 2016

	By:	/s/ Bruce R. DeBoer
	Name:	Bruce R. DeBoer
	Title:	Vice President, General Counsel & Secretary

(1)	The Preferred Stock Purchase Rights (the “Rights”) expired on February 23, 2016 pursuant to the terms of the Rights Agreement, dated as of February 23, 2006, between Whiting Petroleum Corporation and Computershare Trust Company, Inc., Rights Agent. Whiting Petroleum Corporation initially filed a Form 8-A to register the Rights on February 24, 2006.